Exhibit 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three months and years ended December 31, 2024 and 2023

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated March 17, 2025, which is the date this MD&A was approved by the Board of Directors of the Company (the “Board of Directors”), and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2024 and 2023 (the “financial statements”). The financial statements were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board herein referred to as “IFRS Accounting Standards”. Additional information about Greenfire filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including Greenfire’s Annual Information Form, dated March 17, 2025 (the “2024 AIF”), which is also filed with the SEC under cover of Form 40-F. Information contained in or otherwise accessible through our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section of this MD&A. Refer to the “Abbreviations” section of this MD&A for information regarding abbreviations used in this MD&A.

This MD&A contains non-GAAP financial measures, non-GAAP financial ratios and capital management measures collectively the “Non-GAAP Measures”. Non-GAAP measures include adjusted EBITDA, operating netback, operating netback excluding realized gain (loss) on risk management contracts, effective royalty rate, adjusted funds flow, adjusted free cash flow, adjusted working capital surplus (deficit) and net debt. When non-GAAP measures are expressed on a per barrel basis, they are non-GAAP ratios. This MD&A also contains supplementary financial measures and ratios, derived from IFRS Accounting Standards. Supplementary financial measures include gross profit, capital expenditures and depletion. When Supplementary financial measures are expressed on a per barrel basis, they are supplementary financial ratios. For additional information regarding these non-GAAP and supplementary financial measures refer to the “Non-GAAP and Other Financial Measures section”.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding. Unless indicated otherwise, production volumes and per unit statistics are presented throughout this MD&A on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties. Dollar per barrel ($/bbl) figures presented throughout this MD&A are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

DESCRIPTION OF BUSINESS

Greenfire is an oil sands producer focused on the development of its long-life and low decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. Greenfire plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire.

On December 14, 2022, Greenfire Resources Inc. (“GRI”), M3-Brigade Acquisition III Corp. (“MBSC”), a New York Stock Exchange (“NYSE”) listed special purpose acquisition company, and certain other parties, including Greenfire, entered into a definitive agreement for a business combination (the “De-Spac Transaction”). The De-Spac Transaction was consummated on September 20, 2023 and Greenfire’s common shares (“Common Shares”) commenced trading on the NYSE. On February 2, 2024, Greenfire filed a final non-offering prospectus with the Alberta Securities Commission resulting in the Company becoming a reporting issuer in the Province of Alberta. On February 8, 2024, the Common Shares commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol “GFR” and Greenfire became a reporting issuer in the Provinces of Ontario.

At December 31, 2024, approximately 56.5% of the Company’s common shares were owned by certain limited partnerships comprised of Waterous Energy Fund and its affiliates (collectively “WEF”).

GREENFIRE’S ASSETS AND STRATEGY

Greenfire’s principal assets are the Hangingstone Facilities. The Hangingstone Facilities consists of two Steam-Assisted Gravity Drainage (“SAGD”) oil production facilities: the Expansion Asset and the Demo Asset. Located approximately 50 kilometers south of Fort McMurray, Alberta, these facilities are operated by Greenfire, with the Company holding a 75% working interest in the Expansion Asset and a 100% working interest in the Demo Asset.

The Company’s strategic objective is to manage and enhance its asset portfolio to maximize long-term net asset value per share for Greenfire shareholders. This goal will be achieved by investing in proven, industry-standard SAGD optimization techniques at the Hangingstone Facilities, which are designed to increase production levels to leverage existing spare facility capacities, while maintaining disciplined control over operating cost structures.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 2

RECENT DEVELOPMENTS

Production Overview

The Company’s production for 2025 to date is 18,000 bbls/d, reflecting a 7% decrease compared to the previous quarter. This reduction is attributed to the Expansion Asset, where ongoing steam generation equipment repairs, unexpected facility downtime and natural production declines have impacted production output. At present, one of the four steam generation units is offline with an associated impact on production at the Expansion Asset of 1,500 to 2,250 bbls/d. The Company is implementing mitigation strategies to limit production impacts, including developing a comprehensive plan to restore full steam generation capacity and will provide updates in due course.

Comprehensive Review of Future Development Plans

The Company is currently conducting a comprehensive evaluation of its development plans, capital expenditures, and operational strategies for both the Expansion Asset and the Demo Asset. To address declines at the Expansion Asset, the Company anticipates that future development initiatives will involve drilling new well pairs on undeveloped reservoir, subject to approval from Greenfire’s Board of Directors. At the Demo Asset, future development plans will prioritize optimizing base production.

Emissions Reporting and Regulatory Engagement

Following the changes in Greenfire’s Board of Directors as a result of the WEF Acquisition, it was brought to the Company’s attention that Greenfire’s sulphur dioxide emissions may have been underreported. Prior management have been terminated. Greenfire takes its regulatory obligations very seriously and immediately reported the potential exceedance to the Alberta Energy Regulator (“AER”). Greenfire is currently in discussions with the AER and is exploring remedies, including potentially adding sulphur recovery units to the Expansion Asset. The extent of any potential exceedance and any remedies, penalties or orders imposed by the AER are unknown at this time.

FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
($ thousands except per share amounts, unless otherwise noted)	2024	2023	2024	2023
Bitumen production (bbls/d)	19,384	17,335	19,292	17,639

Oil sales	208,895	161,730	822,972	675,970
Oil sales ($/bbl)	79.00	71.04	81.63	73.91
Gross profit(1)	26,471	29,150	149,756	91,366
Operating netback(2)	65,183	27,351	230,537	132,703
Operating netback ($/bbl)(2)	34.81	17.19	32.49	20.56

Cash provided by operating activities	60,195	25,530	144,547	86,548
Adjusted funds flow(2)	52,950	10,517	171,850	73,206
Cash provided by (used in) investing activities	(24,091)	18,782	(94,405)	(12,103)
Capital expenditures(1)	13,161	19,413	91,794	33,428

Net income (loss) and comprehensive income (loss)	78,562	(4,659)	121,411	(135,671)
Per share - basic	1.13	(0.07)	1.76	(2.49)
Per share - diluted	1.09	(0.07)	1.70	(2.49)
Adjusted EBITDA(1)	62,472	23,434	213,629	117,316

Weighted average common shares outstanding - basic	69,514,599	68,642,515	69,174,878	54,425,083
Weighted average common shares outstanding - diluted	72,237,927	68,642,515	71,615,253	54,425,083

(1)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.

(2)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 3

Liquidity and Balance Sheet

	December 31,	December 31,
($ thousands)	2024	2023
Cash and cash equivalents	67,419	109,525
Available credit facilities(1)	50,000	50,000
Face value of long-term debt(2)	343,852	396,780

(1)	As at December 31, 2024 the Company had $50.0 million (December 31, 2023 - $50.0 million) of available credit under the Senior Credit Facility, of which $nil was drawn as of December 31, 2024 (December 31, 2023 – $nil).

(2)	As at December 31, 2024, the 2028 Notes (as defined below) had a face value of US$239.0 million (December 31, 2023 – US$300.0 million) and were converted into Canadian dollars as at period end exchange rates (see “Capital Resources and Liquidity - Long Term Debt”).

PRODUCTION, COMMODITY PRICING AND OUTLOOK

Bitumen Production and Sales

	Three months ended December 31,		Year ended December 31,
(Average barrels per day, unless otherwise noted)	2024	2023	2024	2023
Bitumen production(1)	19,384	17,335	19,292	17,639
Bitumen sales(1)	20,351	17,314	19,387	17,692
Purchased diluent blended in sales volume	8,390	7,432	8,160	7,366
Sales volumes	28,741	24,746	27,547	25,058

(1)	Bitumen sales differ from bitumen production due to inventory fluctuations.

Bitumen production increased 12% (or 2,049 bbl/d) for the three months ended December 31, 2024, to 19,384 bbl/d compared to 17,335 bbl/d in the same quarter of 2023. This increase relates to the Company’s drilling program, which began in the second half of 2023 and continued throughout 2024, partially offset by the annual maintenance shutdown at the Demo Asset, which occurred in the fourth quarter of 2024, compared to the third quarter of 2023.

Bitumen production increased 9% (or 1,653 bbl/d) for the year ended December 31, 2024, to 19,292 bbl/d compared to 17,639 bbl/d for the same period in 2023. This increase relates to the Company’s drilling program discussed above.

The Expansion Asset’s fourth quarter production remained relatively stable compared to the third quarter of 2024, as the recent activation of three redevelopment infill (“Refill”) wells helped offset natural declines. The Demo Asset’s production increased compared to the third quarter of 2024, driven by the activation of three additional Refill wells and the startup of a second disposal well following the completion of the scheduled turnaround maintenance in October 2024.

Commodity Prices

	Three months ended December 31,		Year ended December 31,
Benchmark Pricing	2024	2023	2024	2023
US$/bbl
WTI(1)	70.27	78.32	75.72	77.62
WCS differential to WTI	(12.56)	(21.89)	(14.76)	(18.71)
WCS Hardisty	57.71	56.43	60.96	58.91
Edmonton Condensate (C5+)	71.01	76.78	73.22	76.79
C$/bbl
WTI(2)	98.32	106.66	103.74	104.75
WCS differential to WTI	(17.57)	(29.81)	(20.22)	(25.25)
WCS Hardisty(2)	80.75	76.85	83.52	79.50
Edmonton Condensate (C5+)(2)	99.36	104.56	100.31	103.63
Other
AECO 5A (C$/GJ)	1.40	2.18	1.38	2.50
Alberta power pool (C$/MWh)	51.72	81.73	62.78	133.55
Average FX Rate (C$/US$)(3)	1.3992	1.3618	1.3700	1.3495

(1)	As per NYMEX oil futures contract.

(2)	Converted from above using the average exchange rate for the specific period.

(3)	Average exchange rates for the specified periods.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 4

WCS Hardisty

WCS is a blend of heavy crude oils that serves as the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. Greenfire’s bitumen sales revenue is directly correlated to WCS pricing. WCS is priced at a discount to WTI, with this difference referred to as the WCS differential. The WCS differential is subject to variability driven by factors such as production volumes, egress capacity, scheduled infrastructure maintenance, refinery demand, and other market conditions in Western Canada. During 2024, the WCS differential narrowed compared to 2023, primarily due to increased Western Canadian egress capacity resulting from the commissioning of the Trans Mountain Pipeline expansion in May 2024.

Condensate

The Company uses condensate, sourced from the Edmonton area, as a blending diluent to facilitate the transportation of its produced bitumen. The price of condensate has historically been correlated to the price of WTI.

FINANCIAL RESULTS

Oil Sales

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil Sales	208,895	161,730	822,972	675,970
- ($/bbl)(1)	79.00	71.04	81.63	73.91

(1)	Based on sales volumes.

Oil sales increased 29% (or $47.2 million) for the three months ended December 31, 2024, to $208.9 million compared to $161.7 million in the same quarter of 2023. The increase was primarily attributable to higher sales volumes and improved Canadian denominated WCS pricing.

Oil sales increased 22% (or $147.0 million) for the year ended December 31, 2024, to $823.0 million compared to $676.0 million for the same period in 2023. The increase was primarily attributable to higher sales volumes and improved Canadian denominated WCS pricing.

Royalties

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Royalties	7,091	6,024	32,023	23,706
- ($/bbl)	3.79	3.79	4.51	3.67
Effective royalty rate(1)	6.16%	8.13%	7.06%	7.26%

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Royalties consist of crown royalties on bitumen production paid to the Province of Alberta, based on government prescribed royalty rates. Royalty rates are based on the Canadian dollar equivalent of the one-month trailing WTI benchmark price.

The effective royalty rate was 6.16% and 7.06% during the three months and year ended December 31, 2024, respectively, compared to 8.13% and 7.26% for the same respective periods in 2023. This decrease aligns with the decline in the Canadian denominated WTI benchmark price.

Realized and Unrealized Gain (Loss) on Risk Management Contracts

	Three months ended December 31,		Year ended December 31,
($ thousands)	2024	2023	2024	2023
Realized gain (loss)	1,024	(3,225)	(27,658)	(10,182)
Unrealized gain (loss)	(9,945)	18,035	169	26,587
Risk management contracts gains (losses)	(8,921)	14,810	(27,489)	16,405

Greenfire uses risk management to protect its cash flows against volatility in commodity prices. Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 5

For the three months ended December 31, 2024, Greenfire recognized a $1.0 million realized gain, compared to a loss of $3.2 million for the same quarter of 2023. The realized loss for the year ended December 31, 2024, was $27.7 million compared to $10.2 million during the year ended December 31, 2023. Realized gains occur when the average price of the hedged commodity settles below the contract price, while realized losses occur in the opposite scenario. Generally, realized gains and losses on risk management contracts resulting from fluctuations in energy prices are largely offset by an inverse gain or loss on physical sales or purchases.

Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed. When adjusting the risk management contracts to their fair value at December 31, 2024, Greenfire recognized a non-cash unrealized loss of $9.9 million, compared to an unrealized gain of $18.0 million for the same quarter of 2023. Unrealized gains on risk management contracts for the year ended December 31, 2024, were $0.2 million compared to an unrealized gain of $26.6 million for the same period of 2023.

Diluent Expense

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Diluent expense	83,030	76,768	327,146	304,740
- ($/bbl)(1)	11.77	17.65	11.75	16.39

(1)	Represents the differential cost of diluent to diluted bitumen. Calculation is based on oil sales less diluent expense, over bitumen sales volume (bbls), less oil sales per barrel.

To facilitate the transportation of bitumen, the Company uses condensate as a blending diluent. Greenfire’s diluent expense includes the cost of the condensate and the associated transportation costs to the Hangingstone Facilities. Diluent expense per barrel represents the cost difference between Greenfire’s condensate purchase price and the recovered value from selling the same volume of diluted bitumen.

Diluent expense per bbl decreased 33% (or $5.88/bbl) for the three months ended December 31, 2024, to $11.77/bbl compared to $17.65/bbl in the same quarter of 2023.

Diluent expense per bbl decreased 28% (or $4.64/bbl) for the year ended December 31, 2024, to $11.75/bbl compared to $16.39/bbl for the year ended December 31, 2023.

The decrease in diluent expense per bbl corresponds to the lower price differential between WCS and Edmonton Condensate (C5+) see “Production, Commodity Pricing and Outlook - Commodity Prices” section of this MD&A.

Transportation and Marketing Expense

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Marketing fees	3,043	2,419	10,641	10,934
Oil transportation expense	10,708	10,858	42,103	44,739
Transportation and marketing	13,751	13,277	52,744	55,673
Marketing fees ($/bbl)	1.62	1.52	1.50	1.69
Oil transportation expense ($/bbl)	5.72	6.82	5.93	6.93
Transportation and marketing ($/bbl)	7.34	8.34	7.43	8.62

Transportation expenses include the costs to move bitumen between the Hangingstone assets and to the sales point. Marketing fees relate to exclusive marketing contracts with a reputable international energy marketing company. These exclusive marketing contracts expected to expire between April 2026 and October 2028.

Transportation and marketing expense per bbl decreased 12% (or $1.00/bbl) for the three months ended December 31, 2024, to $7.34/bbl compared to $8.34/bbl in the same quarter of 2023.

Transportation and marketing expense per bbl decreased 14% (or $1.19/bbl) for the year ended December 31, 2024, to $7.43/bbl compared to $8.62/bbl for the year ended December 31, 2023.

The decreases in transportation and marketing expense per bbl relates to higher production volumes, which spread the fixed portion of transportation costs over a greater number of barrels.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 6

Operating Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Operating expenses – energy	7,800	12,223	33,104	56,624
Operating expenses – non-energy	33,064	22,861	119,760	92,341
Operating expenses	40,864	35,084	152,864	148,965
Operating expenses – energy ($/bbl)	4.17	7.68	4.67	8.77
Operating expenses – non-energy ($/bbl)	17.66	14.37	16.87	14.31
Operating expenses ($/bbl)	21.83	22.05	21.54	23.08

Operating expenses include energy operating expenses and non-energy operating expenses.

●	Energy operating expenses include the cost of natural gas for steam generation and NCG co-injection, and electricity for facility operations. NCG is used to manage reservoir pressure, enhance oil production and improve recovery.

●	Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, equipment rentals, maintenance and site administration, among other costs.

For the three months ended December 31, 2024, operating expenses per bbl decreased 1% (or $0.22/bbl) to $21.83/bbl compared to $22.05/bbl in the same quarter of 2023. Energy costs per bbl decreased 46% (or $3.51/bbl) to $4.17/bbl due to lower natural gas and benchmark power prices. Non-energy costs increased 23% (or $3.29/bbl) due to the annual maintenance shutdown at the Demo Asset, which occurred in the fourth quarter of 2024, compared to the third quarter of 2023.

For the year ended December 31, 2024, operating expenses per bbl decreased 7% (or $1.54/bbl) to $21.54/bbl compared to $23.08/bbl in the same period of 2023. Energy costs per bbl decreased 47% (or $4.10/bbl) to $4.67/bbl primarily due to lower natural gas and benchmark power prices. Non-energy costs increased 18% (or $2.56/bbl) due to well workover costs associated with the replacement of temperature sensors in 2024 and an increased scope of the annual maintenance shutdowns at both the Demo and Expansion assets.

Depletion and Depreciation Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Depletion	28,767	16,236	80,950	67,924
Depreciation	17	37	80	130
Depletion and depreciation expense	28,784	16,273	81,030	68,054
- ($/bbl)	15.37	10.23	11.42	10.54

The Company’s depletion and depreciation increased 77% (or $12.5 million) for the three months ended December 31, 2024, to $28.8 million compared to $16.3 million for the same period of 2023. This increase was attributable to higher production volumes and the addition of future development costs associated with the 72% increase in proved and probable reserves in 2024 compared to 2023.

The Company’s depletion and depreciation increased 19% (or $12.9 million) for the year ended December 31, 2024, to $81.0 million compared to $68.1 million for the same period of 2023. This increase was attributable to higher production volumes and the addition of future development costs associated with the 72% increase in proved and probable reserves in 2024 compared to 2023.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 7

Operating Netback(1)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Gross profit(2)	26,471	29,150	149,756	91,366
Depletion	28,767	16,236	80,950	67,924
Loss (gain) on risk management contracts	8,921	(14,810)	27,489	(16,405)
Operating netback, excluding realized gain (loss) on risk management contracts(1)	64,159	30,576	258,195	142,885
Realized gain (loss) on risk management contracts	1,024	(3,225)	(27,658)	(10,182)
Operating netback(1)	65,183	27,351	230,537	132,703
Operating netback, excluding realized gain (loss) on risk management contracts ($/bbl)(1)	34.26	19.21	36.40	22.14
Operating netback ($/bbl)(1)	34.81	17.19	32.49	20.56

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

(2)	Supplementary financial measure or ratio. Refer to the “Supplementary Financial Measures” section of this MD&A.

Operating netback per bbl increased 103% (or $17.62/bbl) for the three months ended December 31, 2024, to $34.81/bbl compared to $17.19/bbl in the same quarter of 2023. This increase was largely due to an increase in WCS benchmark price and its tightening differential to WTI, this resulted in higher per barrel oil sales and lower per barrel diluent costs.

Operating netback per bbl increased 58% (or $11.93/bbl) for the year ended December 31, 2024, to $32.49/bbl compared to $20.56/bbl in the same period of 2023. This increase was largely due to an increase in WCS benchmark price and its tightening differential to WTI, this resulted in higher per barrel oil sales and lower per barrel diluent costs.

Gross Profit(1)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil sales, net of royalties	201,804	155,706	790,949	652,264
Gain (loss) on risk management contracts	(8,921)	14,810	(27,489)	16,405
	192,883	170,516	763,460	668,669
Diluent expense	(83,030)	(76,768)	(327,146)	(304,740)
Transportation and marketing	(13,751)	(13,277)	(52,744)	(55,673)
Operating expenses	(40,864)	(35,085)	(152,864)	(148,966)
Depletion	(28,767)	(16,236)	(80,950)	(67,924)
Gross profit(1)	26,471	29,150	149,756	91,366
Gross profit ($/bbl)(1)	14.14	18.30	21.10	14.13

(1)	Supplementary financial measure or ratio. Refer to the “Supplementary Financial Measures” section of this MD&A.

Gross profit per bbl decreased 23% (or $4.16/bbl) for the three months ended December 31, 2024, to $14.14/bbl compared to $18.30/bbl in the same quarter of 2023. This decrease was due to higher depletion expenses and losses on risk management contracts, partially offset by higher oil sales and lower per bbl operating costs.

Gross profit per bbl increased 49% (or $6.97/bbl) for the year ended December 31, 2024, to $21.10/bbl compared to $14.13/bbl in the same period of 2023. This increase was driven by higher oil sales and lower per bbl diluent expenses.

General & Administrative Expenses (“G&A”)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
General and administrative expenses	9,325	3,401	22,758	11,536
- ($/bbl)	4.98	2.14	3.21	1.79

G&A expenses include head office and corporate costs such as salaries and employee benefits, legal fees, engineering services, audit and tax-related fees, and may also include expenses related to corporate strategic initiatives if any, among other costs.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 8

For the three months ended December 31, 2024, G&A expenses increased by 174% (or $5.9 million) to $9.3 million compared to $3.4 million for the same period of 2023. This increase includes $6.7 million of one-time costs incurred in the fourth quarter of 2024 for the evaluation of strategic alternatives and the implementation of a shareholder rights plan which was subsequently terminated.

During the year ended December 31, 2024, G&A expenses increased by 97% (or $11.2 million) to $22.8 million compared to $11.5 million for the same period of 2023. This increase includes $7.7 million of one-time costs incurred in 2024 for the evaluation of strategic alternatives and the implementation of a shareholder rights plan which was subsequently terminated.

Stock-Based Compensation

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Stock-based compensation	559	-	6,344	9,808
- ($/bbl)	0.30	-	0.89	1.52

In September 2023, the Company adopted and later amended an omnibus share incentive plan (the “Incentive Plan”) in February 2024. The Incentive Plan allows for the issuance of DSUs, PSUs, RSUs, and options, reserving up to 10% of the Company’s issued and outstanding Common Shares, minus shares under other compensation arrangements, including performance warrants (“PWs”). The Incentive Plan replaced the performance warrants plan; the PWs granted under the performance warrant plan fully vested in September of 2023 and no additional PWs may be granted.

The Company recorded stock-based compensation of $0.6 million in relation to share awards issued under the Incentive Plan during the three months ended December 31, 2024, compared to $nil for the same period during 2023.

The Company recorded stock-based compensation of $6.3 million in relation to the PSUs, RSUs and DSUs issued during the year ended December 31, 2024, compared to $9.8 million for the same period during 2023, relating to the PWs.

DSUs are issued to members of the Board of Directors and vest immediately upon grant, however the units cannot be settled until the director ceases to be a director of the Company.

PSUs granted under the Incentive Plan vest on the third anniversary date of the grant date and are subject to certain performance criteria as determined by the Board of Directors, which are set and measured to establish a performance multiplier from zero to two. The outstanding PSUs have market-based and non-market operations-based performance criteria.

RSUs granted under the Incentive Plan typically vest annually in thirds over a three-year period, have no exercise price and automatically settle at each vesting date in either cash or shares issued from treasury at the Board of Directors’ discretion. On April 19, 2024, the Company granted 500,000 RSUs to M3-Brigade Sponsor III, LP (“MBSC Sponsor”) for the provision of consulting services. Refer to the “Related Party Transaction” section in this MD&A for further information.

Interest and Finance Expenses

	Three months ended December 31,		Year ended December 31,
($ thousands)	2024	2023	2024	2023
Interest on senior secured notes	10,314	11,727	45,270	43,808
Other interest	480	2,061	1,636	2,802
Accretion	2,062	2,582	14,554	63,604
Finance and interest expenses	12,856	16,370	61,460	110,214

Interest expense includes cash-settled interest on the 2028 Notes, revolving credit facility, EDC facility, and other related charges. Accretion includes the amortization of debt issuance costs, accrual of redemption premiums on the 2028 Notes, unwinding of lease liability discounts and accretion of decommissioning liabilities.

For the three months ended December 31, 2024, interest and finance expenses decreased by 21% (or $3.5 million) to $12.9 million compared to $16.4 million for the same quarter of 2023. The decrease was primarily due to lower interest expense on the 2028 Notes following the July 2024 repayment.

During the year ended December 31, 2024, interest and finance expenses decreased by 44% (or $48.7 million) to $61.5 million compared to $110.2 million for the same period of 2023. The decrease is primarily due to $42.1 million of refinancing costs related to the redemption of 2025 Senior Secured Notes in September 2023.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 9

Refer to the “Capital Resources and Liquidity” section in this MD&A for more details of Greenfire’s long-term debt, revolving credit facility and letter of credit facilities.

Exploration Expenses

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on undeveloped lands. In the three and twelve months ended December 31, 2024, exploration expenses were $0.1 million and $1.8 million, respectively, compared to $0.5 million and $3.9 million for the same respective periods in 2023. The decrease during the twelve months ended December 31, 2024, relates to a one-time regulatory expense associated with the implementation of the Oil Sands Tenure Regulation(1) incurred during the comparative period in 2023.

Other Income

The Company’s other income for the three and twelve months ended December 31, 2024, were $1.6 million and $5.0 million, respectively, compared to other income of $1.3 million and $2.9 million, respectively in 2023. Other income primarily consists of interest earned on the Company’s cash and cash equivalent balances held throughout the periods.

Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate and is primarily related to the principal and interest components of the Company’s US dollar denominated debt.

In the three and twelve months ended December 31, 2024, Greenfire recorded foreign exchange losses of $18.6 million and $26.1 million, respectively, compared to gains of $8.1 million and $8.7 million for the comparative periods in 2023, respectively. The variance was primarily driven by the revaluation of Greenfire’s US$ denominated senior secured notes, specifically due to the Canadian dollar weakening relative to the US dollar in 2024, compared to its strengthening in 2023.

Transaction Costs

During the three and twelve months ended December 31, 2023, Greenfire recognized transaction costs of $3.8 million and $12.2 million, respectively, associated with the De-Spac Transaction. No transaction costs were recognized in 2024. Refer to the “De-Spac Transaction” section in this MD&A for more information.

Loss (Gain) on Revaluation of Warrants

In conjunction with the De-Spac transaction, the Company issued approximately 7.5 million warrants. Each warrant entitles the holder to purchase one Common Share at a price of US$11.50. The warrants expire in September 2028 and contain a cashless exercise feature, permitting settlement in a net lower number of Common Shares. The cashless exercise feature results in the warrants being treated as a financial liability and necessitates their remeasurement at each reporting period.

When revaluing the warrants to fair value, the Company recognized a non-cash gain of $7.0 million and $0.3 million for the three months and year ended December 31, 2024, respectively, compared to gains of $2.7 million and $35.0 million for the same periods of 2023. The gains in 2024 relate to lower observed volatility and the shorter time to expiry, partially offset by a higher closing price of the Company’s Common Shares.

Taxes

Deferred income tax assets were recognized to the extent that the realization of the related tax benefit through future taxable profits is probable based on current tax pools and estimated future income.  As at December 31, 2024, a deferred income tax asset in the amount of $153.2 million was recognized, reflecting the expectation that it is probable that future taxable income will be available against which temporary differences can be utilized.

For the three months and year ended December 31, 2024, Greenfire recognized a deferred income tax recovery of $84.9 million as it recognized previously unrecognized tax assets, as discussed above. This compares to a deferred income tax expense of $25.9 million and $19.4 million in the same respective periods of 2023.

(1)	This regulation, made under the Mines and Minerals Act, is the primary regulation that deals with tenure of oil sands agreements in Alberta. The regulation provides for the issuance and continuation of primary oil sands leases, and the payment of escalating rental when a continued lease does not meet a minimum level of production.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 10

The table below summarizes the Company’s tax pools at December 31, 2024 and 2023:

($ thousands)	Rate of Utilization (%)	2024	2023
Undepreciated capital cost	7-55	$196,095	$328,682
Canadian oil and gas property expenditures	10	12,910	10,230
Canadian development expenditures	30	84,670	34,632
Non-capital and other losses carried forward(1)	100	1,414,419	1,376,813
Other	Various	43,255	90,103
Total federal income tax pools		1,751,349	1,840,460
Adjustment for differences in provincial income tax pools(2)		(137,255)	(137,254)
Combined federal and provincial income tax pools		$1,614,094	$1,703,206

(1)	Other losses include restricted interest and finance expenses that are fully deductible against eligible income.

(2)	Provincial non-capital losses carried forward are approximately $396.9 million less than federal non-capital losses.

The Company’s non-capital losses have an expiry profile between 2032 and 2044.

Net Income (loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2024	2023	2024	2023
Net income (loss) and comprehensive income (loss)	78,562	(4,659)	121,411	(135,671)
Add (deduct):
Income tax expense (recovery)	(84,879)	25,881	(84,879)	19,386
Unrealized (gain) loss risk management contracts	9,945	(18,035)	(169)	(26,587)
Stock-based compensation	559	-	6,344	9,808
Financing and interest	12,856	16,370	61,460	110,214
Depletion and depreciation	28,784	16,273	81,030	68,054
Transaction costs	-	3,848	-	12,172
Listing expense	-	(4,162)	-	106,542
Non-recurring transactions(2)	6,661	-	7,661	-
Gain on revaluation of warrants	(6,999)	(2,697)	(326)	(34,973)
Foreign exchange loss (gain)	18,633	(8,072)	26,129	(8,724)
Other income	(1,650)	(1,313)	(5,032)	(2,905)
Adjusted EBITDA(1)	62,472	23,434	213,629	117,316
Adjusted EBITDA(1) ($/bbl)	33.37	14.73	30.11	18.18

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.
(2)	See “Financial Results - General & Administrative Expenses (“G&A”) section in this MD&A for further information.

For the three months ended December 31, 2024, Greenfire generated net income of $78.6 million compared to a net loss of $4.7 million in the same quarter of 2023, an increase of $83.3 million. The majority of this increase relates to a $84.9 million income tax recovery in the three months ended December 31, 2024, compared to an income tax expense of $25.9 million in the same period of 2023. This was partially offset by foreign exchange losses and higher depletion expenses.

For the year ended December 31, 2024, Greenfire generated net income of $121.4 million, in contrast to a net loss of $135.7 million in the comparable period of 2023, an increase of $257.1 million. This increase includes a $104.3 million change in income tax expense (recovery) and $118.7 million of listing and transaction costs incurred in 2023 related to the De-Spac transaction.

Net income (loss) and comprehensive income (loss) is a GAAP measure, which is the most directly comparable measure to Adjusted EBITDA.

Adjusted EBITDA increased 167% (or $39.0 million) for the three months ended December 31, 2024, to $62.5 million compared to $23.4 million for the same quarter of 2023. This increase was primarily driven by higher oil sales, partially offset by higher operating expenses, diluent expenses and royalties in 2024 compared to 2023.

Adjusted EBITDA increased 82% (or $96.3 million) for the year ended December 31, 2024, to $213.6 million compared to $117.3 million for the same period of 2023. This increase was primarily driven by higher oil sales, partially offset by higher diluent expenses, royalties and realized losses on risk management contracts in 2024.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 11

RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities. These risks include credit risk, liquidity risk and market risk. Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company continues to execute a risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its 2028 Notes (as outlined in the “Capital Resources and Liquidity – Long Term Debt” section of this MD&A), includes a requirement to implement and maintain a twelve month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing (“PDP”) reserves forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator.

The Company’s risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Outstanding Financial Risk Management Contracts at December 31, 2024

	WTI- Costless Collar					WTI Fixed Price Swaps
Term	Volume (bbls/d)	Put Strike Price (US$/bbl)		Call Strike Price ($US/bbl)		Volume (bbls/d)	Swap Price (US$/bbl)
Q1 2025	8,600	US$	58.23	US$	84.46	800	US$	68.70
Q2 2025	8,600	US$	59.50	US$	86.34	800	US$	68.70
Q3 2025	8,600	US$	56.16	US$	80.72	800	US$	68.70
Q4 2025	8,600	US$	55.13	US$	78.51	800	US$	68.70

Financial Risk Management Contracts Subsequent to December 31, 2024

Subsequent to December 31, 2024, Greenfire terminated the above WTI Costless Collar risk management contracts and entered into the following financial commodity risk management contracts:

	WTI- Costless Collar			WTI Fixed Price Swaps
Term	Volume (bbls/d)	Put Strike Price ($/bbl)	Call Strike Price ($/bbl)	Volume (bbls/d)	Swap Price ($/bbl)
Q1 2025	-	-	-	9,400	$101.19
Q2 2025	-	-	-	9,400	$100.87
Q3 2025	-	-	-	9,400	$101.03
Q4 2025	-	-	-	9,400	$100.88
Q1 2026	3,577	82.00	98.51	2,549	$96.95

Foreign Exchange Risk

The Company is exposed to foreign currency risk on the principal and interest components of its US dollar denominated 2028 Notes and US Dollar denominated cash, cash equivalents, accounts receivables and accounts payables, and accrued liabilities. As at December 31, 2024, Greenfire’s net foreign exchange risk exposure was US$218.4 million liability and a 10% change in the foreign exchange rate would result in a $31.4 million change in the foreign exchange gain or loss.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates. Currently no amounts are drawn on the Senior Credit Facility. The 2028 Notes and letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 12

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales and joint interest partners.

The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet. At December 31, 2024, the Company’s capital structure consists of Adjusted Working Capital Surplus (Deficit)(2), long-term debt and shareholders’ equity.

As of December 31, 2024, the Company had a working capital deficit of $191.6 million, primarily driven by the classification of $248.5 million of the 2028 Notes as a current liability due to the Change of Control Repurchase Offer (see “Change of Control Transaction” and “Capital Resources and Liquidity – Long Term Debt” sections in this MD&A). The Change of Control Repurchase Offer represented a 7% discount to the December 31, 2024, trading price of the 2028 Notes. On February 19, 2025, the Change of Control Repurchase Offer expired with only US$5,000 of the principal amount tendered for repurchase. As at December 31, 2024, Greenfire held $67.4 million in cash and cash equivalents and had $50.0 million of available credit under its Senior Credit Facility. Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make interest and principal payments, and to fund the other needs of the business.

Long Term Debt

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bear interest at the fixed rate of 12.00% per annum payable semi-annually, have a term of five years maturing on October 1, 2028, and are secured by a second priority lien on the Company’s assets, junior to the Senior Credit Facility and financial risk management contracts with the Senior Credit Facility lenders.

The 2028 Notes are not subject to any financial covenants but subject to certain exceptions and qualifications. The 2028 Indenture contains certain non-financial covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, make certain restricted payments, and sell assets. In addition, the Company is required to maintain financial hedges for a minimum of 50% of the forward twelve calendar month forecasted production(3), and to limit capital expenditures to C$100 million annually until the outstanding principal amount of the 2028 Notes is less than US$100 million and US$150 million, respectively. As at December 31, 2024 the Company was compliant with all covenants. On March 10, 2025, the Company completed an amendment to the 2028 Note Indenture to increase the annual capital expenditure limitation from C$100 million to US$150 million, until the outstanding principal amount of the 2028 Notes is less than US$150 million.

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

(2)	Forecasted production is defined by the 2028 Indenture as the Company’s PDP forecast in the Company’s most recent reserve report, as determined by a qualified and independent reserves evaluator, as prepared to the Canadian standard using National Instrument 51-101.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 13

As the result of a Change of Control Transaction occurring on December 23, 2024, Greenfire fulfilled its requirement to make an offer (“the Offer” or the “Change of Control Repurchase Offer”) to repurchase the 2028 Notes, or a portion thereof, at 101% of the outstanding principle plus any accrued and unpaid interest (see “Change of Control Transaction” section in this MD&A). The Offer expired, on February 19, 2025, with US$5,000 principal amount tendered for repurchase. The portion of 2028 Notes eligible to be redeemed under the Offer has been presented as a current liability since participation in the Offer was outside of Greenfire’s control.

The 2028 Indenture requires the Company to redeem the 2028 Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of its ECF (as defined in the 2028 Indenture) every six-months (the “ECF Sweep”). When consolidated indebtedness(4) is less than US$150 million, the ECF Sweep is reduced to 25% of Excess Cash Flow until the principal outstanding on the 2028 Notes is US$100 million. On July 12, 2024, the Company redeemed approximately $84.3 million (US$61.0 million) of the 2028 Notes under the ECF Sweep. At December 31, 2024, no principal repayment was owing under its ECF Sweep. The next redemption is due by September 3, 2025.

As at December 31, 2024, the carrying value of the Company’s long-term debt was $328.9 million and the fair value was $371.2 million (December 31, 2023 carrying value – $376.4 million, fair value - $394.1 million).

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50 million comprised of a $20 million operating facility and a $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis. On May 24, 2024, the Senior Credit Facility was extended until May 31, 2025, and may, subject to the lenders’ approval, be extended for a further 364-day period. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable on May 31, 2026. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lenders’ evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each borrowing base review.

The Senior Credit Facility is secured by a first priority security interest on substantially all of the assets of the Company and is senior in priority to the 2028 Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, adjusted secured overnight financing rate or adjusted Canadian overnight repo rate average, plus a margin of 1.75% to 6.25% based on Debt to EBITDA ratio. Standby fees on the undrawn portion of the Senior Credit Facility range from 0.6875% to 1.5625% based on a Debt to EBITDA ratio. As at December 31, 2024 and 2023, the Company had no amounts drawn under the Senior Credit Facility.

Letter of Credit Facility

Greenfire maintains a separate $55.0 million letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance guarantee from EDC. The EDC Facility is available on a demand basis. As at December 31, 2024, the Company had $54.0 million drawn under the EDC Facility and the Company was in compliance with all covenants.

Adjusted Working Capital Surplus(1)

	December 31,	December 31,
($ thousands)	2024	2023
Current assets	144,238	163,814
Current liabilities	(335,859)	(130,283)
Working capital surplus (deficit)	(191,621)	33,531
Current portion of risk management contracts	248	417
Current portion of long-term debt	248,489	44,321
Adjusted working capital surplus(1)	57,116	78,269

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

(4)	Consolidated indebtedness under the 2028 Indenture includes amounts outstanding under the 2028 Notes, amounts outstanding under the Senior Credit Facility, and any leases that would be classified as a “capital lease” under IAS® 17 – Leases (superseded).

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 14

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit).

As of December 31, 2024, working capital shifted to a deficit of $191.6 million from a surplus of $33.5 million on December 31, 2023, a change of $225.1 million. This change is primarily the consequence of the Offer described in the “Long-Term Debt” section of this MD&A. Adjusted working capital surplus decreased to $57.1 million as at December 31, 2024, from $78.3 million as at December 31, 2023. The decrease was mainly attributable to lower cash and cash equivalent levels following the ECF sweep made in the third quarter of 2024, offset by cash flow from operations.

Refer to the “Capital Resources and Liquidity – Long Term Debt” section in this MD&A for more details of the Company’s long-term debt.

Share Capital

	March 17,	December 31,	December 31,
	2025	2024	2023
Common Shares	69,922,429	69,718,464	68,642,515
Warrants	7,526,667	7,526,667	7,526,667
Performance warrants (“PWs”)	2,178,021	2,519,503	3,617,016
Deferred share units (“DSUs”)	21,325	21,325	-
Performance share units (“PSUs”)	576,317	874,603	-
Restricted share units (“RSUs”)	102,308	136,612	-

The Company is authorized to issue an unlimited number of Common Shares without a nominal or par value. In April 2024, the Company granted 500,000 RSUs under the Company’s Incentive Plan to “MBSC Sponsor for the provision of consulting services to the Company, all of which settled in Common Shares issued from treasury prior to December 31, 2024. Refer to the “Related Party Transaction” section in this MD&A for further information.

Subsequent to December 31, 2024, and in connection with the Change of Control Transaction, the Board of Directors exercised its discretion to accelerate the expiry date of all performance warrants to April 30, 2025.

Cash Flow Summary

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Cash provided (used) by:
Operating activities	60,195	25,530	144,547	86,548
Financing activities	(6,742)	(51)	(95,426)	2
Investing activities	(24,091)	18,782	(94,405)	(12,103)
Exchange rate impact on cash and cash equivalents held in foreign currency	348	(713)	3,178	(285)
Change in cash and cash equivalents	29,710	43,548	(42,106)	74,162

Cash Provided by Operating Activities

Cash provided by operating activities in the fourth quarter of 2024 was $60.2 million, compared to cash provided by operating activities of $25.5 million in the same period in 2023. For the twelve months ended December 31, 2024, cash provided by operating activities was $144.5 million compared to cash provided by operating activities of $86.5 million in 2023. The increase in both periods relates to higher Adjusted EBITDA(5) offset by changes to non-cash working capital in the fourth quarter of 2024 compared to the same period in 2023.

Based on current and forecasted production levels, operating expenses, capital expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash provided by operating activities will be sufficient to cover its operational commitments and financial obligations under the 2028 Indenture and the credit agreement governing the Senior Credit Facility over the next twelve months.

(5)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 15

Cash Provided by (Used in) Financing Activities

Cash used in financing activities for fourth quarter of 2024 was $6.7 million, compared to $0.1 million in the same period of 2023. The increase is primarily due to payments made toward the Company’s lease liability in 2024.

Cash used in financing activities for the year ended December 31, 2024 was $95.4 million, compared to cash flow from financing activities of $0.1 million in the same period of 2023. The change was primarily due to the ECF repayment of the 2028 Notes in July 2024, compared to the relatively cash flow-neutral refinancing activities associated with the De-Spac Transaction in 2023.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities for fourth quarter of 2024 was $24.1 million, compared to cash flow provided by investing activities of $18.8 million in the same period of 2023. This change was due to the release of $42.8 million of restricted cash in the fourth quarter of 2023. Cash used in investing activities for the year ended December 31, 2024, was $94.4 million, compared to $12.1 million in the same period of 2023. This increase is attributable to higher property, plant and equipment expenditures in 2024 offset by the release of $35.3 million of restricted cash in 2023.

Capital Expenditures(1)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Property, plant and equipment expenditures	12,485	19,413	87,404	33,428
Acquisitions	676	-	4,390	-
Capital expenditures(1)	13,161	19,413	91,794	33,428

(1)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.

Total capital expenditures for the three months ended December 31, 2024 were $13.1 million (2023 - $19.4 million). Total capital expenditures for the year ended December 31, 2024, were $91.8 million (2023 - $33.4 million).

During the three months and year ended December 31, 2024, the Company spent $0.7 million and $4.4 million on acquisitions, respectively. These acquisitions consisted of the purchase of heavy oil assets in the Athabasca region of Northern Alberta, and the purchase of natural gas assets in the Hangingstone area on February 22, 2024.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2024	2023	2024	2023
Cash provided by operating activities	60,195	25,530	144,547	86,548
Transaction costs	-	3,848	-	12,172
Non-recurring transactions(2)	6,661	-	7,661	-
Changes in non-cash working capital	(13,906)	(18,861)	19,642	(25,514)
Adjusted funds flow(1)	52,950	10,517	171,850	73,206
Property, plant and equipment expenditures	(12,485)	(19,413)	(87,404)	(33.428)
Acquisitions	(676)	-	(4,390)	-
Adjusted free cash flow(1)	39,789	(8,896)	80,056	39,778

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

(2)	Non-recurring transactions relate to the adoption of a limited purpose shareholder rights plan and the evaluation of strategic alternatives.

Adjusted funds flow was $53.0 million, during the three months ended December 31, 2024, compared to $10.5 million during the same period in 2023. Adjusted funds flow was $172.0 million, during the twelve months ended December 31, 2024, compared to $73.2 million during the same period in 2023. The increase in adjusted funds flow for both periods was driven by the growth in adjusted EBITDA(6) and lower interest expense compared to 2023.

(6)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 16

Adjusted free cash flow was $39.8 million, during the three months ended December 31, 2024, compared to $(8.9) million during the same period in 2023. The increase was primarily due to higher adjusted funds flow in 2024.

Adjusted free cash flow was $80.1 million for the year ended December 31, 2024, compared to $39.8 million for the year ended December 31, 2023. The increase relates to higher adjusted funds flow in 2024 offset by an increase in capital expenditures.

DE-SPAC TRANSACTION

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed the De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction, Canadian Merger Sub amalgamated with and into GRI, with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and DE Merger Sub merged with and into MBSC with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire. As of January 1, 2024, GRI was amalgamated with Greenfire Resources Operating Corporation, a wholly owned direct subsidiary of Greenfire. As of April 4, 2024, MBSC was legally dissolved into Greenfire.

Greenfire was identified as the acquirer for accounting purposes. As MBSC did not meet the definition of a business under IFRS 3 Business Combinations, the transaction was accounted for pursuant to IFRS 2, Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of the Common Shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $106.5 million (US$79.4 million) being recognized for the year ended December 31, 2023 as a listing expense. For the three and twelve months ended December 31, 2024, the Company expensed $nil in transaction costs during both respective periods, compared to $3.8 million and $12.2 million during the same respective periods in 2023, related to the De-Spac Transaction.

RELATED PARTY TRANSACTIONS

On April 19, 2024, the Company entered into a consulting agreement with M3-Brigade Sponsor III, LP (the “MBSC Sponsor”) for the provision of consulting services to the Company relating to, among other things, the Company’s transition to being a public company, maximizing the value of the Company, and educating the market about the Company and its value. Matthew Perkal was a member of the Company’s Board of Directors, who was nominated to the Company’s Board of Directors by MBSC Sponsor pursuant to its rights under the Investor Rights Agreement, is Head of SPACs and Special Situations at Brigade Capital Management, LP, an affiliate of MBSC Sponsor and, prior to the Business Combination, served as the Chief Executive Officer of M3-Brigade Acquisition III Corp.

As compensation for the consulting services, the Company issued MBSC Sponsor 500,000 RSUs under the Company’s Incentive Plan. The terms of the MBSC Sponsor consulting agreement were reviewed and approved by the disinterested directors of the Company Board. The fair market value of the RSUs upon issuance to MBSC Sponsor was $4.3 million. During the year ended December 31, 2024, the Company recognized an expense of $4.3 million and issued 500,000 common shares upon vesting of the RSUs.

CHANGE OF CONTROL TRANSACTION

On December 23, 2024, MBSC Sponsor and its affiliated entities sold 9,311,424 Greenfire common shares and 2,654,179 warrants to WEF pursuant to a securities purchase agreement dated the same date among Brigade Capital Management LP, MBSC Sponsor, WEF and Greenfire (the “SPA”). The shares represented approximately 13.4% of the issued and outstanding common shares of Greenfire.

Immediately prior to the completion of the transaction, WEF owned 29,988,854 common shares, representing approximately 43.2% of the issued and outstanding common shares of Greenfire, which it acquired from certain former shareholders of Greenfire on November 8, 2024. Immediately after completion of the transaction, WEF owned 39,300,278 common shares and 2,654,179 common share purchase warrants, representing approximately 56.5% of the issued and outstanding common shares of Greenfire on an undiluted basis. On December 23, 2024, Greenfire and WEF entered into an investor agreement pursuant to which, among other things, three directors of Greenfire agreed to resign from the Board of Directors and six nominees proposed by WEF were appointed as directors of Greenfire.

As a result of this transaction, WEF acquired control of Greenfire. As a result of the change of control, under the terms of the 2028 Indenture, Greenfire was required to make an offer to repurchase its 2028 Notes, the consulting agreement was terminated (see the “Related Party Transactions” section in this MD&A) and certain tax losses expired.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 17

RISK FACTORS

The Company’s business is subject to numerous risks and uncertainties, any of which may adversely affect the Company’s business and its financial results and results of its operations. Certain of these risks and uncertainties are described throughout this MD&A. For additional information refer to the “Risk Factors” section in our 2024 AIF, which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.greenfireres.com.

SUMMARY OF QUARTERLY RESULTS

($ thousands, unless	2024				2023
otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	70.27	75.09	80.57	76.96	78.32	82.26	73.78	76.13
WTI (C$/bbl)	98.32	102.42	110.25	103.80	106.66	110.31	99.09	102.93
WCS (C$/bbl)	80.75	83.94	91.63	77.76	76.85	93.00	78.75	69.29
AECO (C$/GJ)	1.4	0.65	1.12	2.36	2.18	2.46	2.32	3.05
FX (USD:CAD)(2)	1.399	1.364	1.368	1.349	1.362	1.341	1.343	1.352
OPERATING RESULTS
Bitumen production (bbls/d)	19,384	19,125	18,993	19,667	17,335	14,670	18,036	20,586
FINANCIAL RESULTS
Oil sales	208,895	193,643	219,444	200,990	161,730	160,967	173,605	179,668
Oil sales ($/bbl)	79.00	83.01	89.93	75.41	71.04	89.96	75.12	64.92
Operating expenses	40,864	40,655	34,997	36,348	35,084	38,442	35,675	39,764
Operating expenses ($/bbl)	21.83	23.90	20.42	20.10	22.05	29.12	21.79	20.87
Gross profit (loss)(3)	26,471	76,772	58,581	(12,068)	29,157	28,919	31,799	1,491
Operating netback(4)	65,183	57,833	62,872	44,649	27,353	50,254	37,747	17,352
Operating netback ($/bbl)(4)	34.81	34.00	36.68	24.69	17.19	38.08	23.05	9.11
Adjusted EBITDA(4)	62,472	53,388	58,423	39,346	23,434	46,434	34,389	13,058
Net income (loss)	78,562	58,916	30,848	(46,915)	(4,659)	(138,689)	24,355	(16,678)
Net income (loss) per share - basic	1.13	0.85	0.45	(0.68)	(0.07)	(2.72)	0.50	(0.34)
Net income (loss) per share - diluted	1.09	0.82	0.43	(0.68)	(0.07)	(2.72)	0.35	(0.34)
Cash provided by (used in) operating activities	60,195	(17,875)	85,163	17,064	25,530	41,873	23,640	(4,495)
Adjusted funds flow(4)	52,950	44,104	47,207	27,589	10,517	36,173	23,460	3,056
Capital expenditures(3)	13,161	21,175	23,009	34,449	19,413	9,587	1,911	2,518
Adjusted free cash flow(4)	39,789	22,929	24,198	(6,860)	(8,896)	26,586	21,549	539
FINANCIAL POSITION
Cash and cash equivalents	67,419	37,709	159,977	90,234	109,525	65,976	36,882	22,403
Restricted cash	-	-	-	-	-	43,779	47,363	39,363
Total assets	1,257,471	1,163,759	1,247,106	1,193,953	1,173,483	1,198,889	1,153,021	1,147,984
Total non-current financial liabilities	100,181	244,727	301,623	337,999	348,200	331,273	194,891	205,482
Total debt	328,930	308,561	396,584	387,966	376,350	382,842	246,805	259,555
Shareholders’ equity	821,431	742,384	681,118	648,156	695,000	699,657	846,098	821,418

(1)	These benchmark prices are not the Company’s realized sales prices and represent approximate values.
(2)	Quarterly average exchange rates as per the Bank of Canada.
(3)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this MD&A.
(4)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

SELECTED ANNUAL INFORMATION

The following table presents selected annual financial information for the Company:

($ thousands, except per share information)	2024	2023	2022
Oil sales	$822,972	$675,970	$998,849
Net income (loss)	121,411	(135,671)	131,698
Net income (loss) per share - basic	1.76	(2.49)	2.69
Net income (loss) per share – diluted	1.70	(2.49)	1.88
Total assets	1,257,471	1,173,483	1,174,258
Total non-current liabilities	100,181	348,200	199,566

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 18

NON-GAAP AND OTHER FINANCIAL MEASURES

Certain financial measures in this MD&A are non-GAAP financial measures or ratios and capital management measures. These measures are not defined by IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP and capital management measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This MD&A also contains supplementary financial measures and ratios. Supplementary financial measures are derived from IFRS Accounting Standards.

Non-GAAP financial measures and ratios include: adjusted EBITDA, operating netback, operating netback, excluding realized gain (loss) on risk management contracts, adjusted funds flow, adjusted free cash flow, effective royalty rate, and per barrel figures associated with non-GAAP financial measures.

Capital management measures include: adjusted working capital surplus (deficit) and net debt.

Supplementary financial measures and ratios include: gross profit, capital expenditures and depletion.

While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire.

Non-GAAP Financial Measures & Ratios

Adjusted EBITDA (including per barrel ($/bbl))

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, transaction costs, refinancing costs and is adjusted for certain non-cash items, or other items that are considered non-recurring in nature or outside of normal business operations. When adjusted EBITDA is expressed on a per barrel basis it is a non-GAAP ratio. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total bitumen sales volume in a specified period. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS Accounting Standards. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA, see the “Results of Operations – Net Income (loss) and comprehensive income (loss) and Adjusted EBITDA” section in this MD&A.

Operating Netback (including per barrel ($/bbl)) and Operating Netback, excluding realized gain (loss) risk management contracts (including per barrel ($/bbl))

Gross profit is the most directly comparable GAAP measure to operating netback and operating netback, excluding realized (gain) loss risk management contracts which are non-GAAP measures. These measures are not intended to represent gross profit, net earnings or other measures of financial performance calculated in accordance with IFRS Accounting Standards. Operating netback, excluding realized gain (loss) risk management contracts is comprised of gross profit, plus loss on risk management contracts, less gain on risk management contracts and less depletion expense on the Company’s operating assets. Operating netback, excluding realized gain (loss) in risk management contracts per barrel ($/bbl) is calculated by dividing operating netback , excluding realized gain (loss) on risk management contracts by the Company’s bitumen sales volume in a specified period. Operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio. Operating netback and operating netback, excluding realized gain (loss) risk management contracts are financial measures widely used in the oil and gas industry as supplementary measures of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses. See the “Financial Results – Operating Netback” section in this MD&A for a reconciliation of gross profit to operating netback and operating netback, excluding realized gain (loss) risk management contracts.

Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS Accounting Standards.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 19

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations. For a reconciliation of cash provided by operating activities to adjusted funds flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisitions. For a reconciliation of cash provided by operating activities to adjusted free cash flow, see the “Capital Resources and Liquidity – Adjusted Funds Flow and Adjusted Free Cash Flow” section in this MD&A.

Effective Royalty Rate

Effective royalty rate is a non-GAAP ratio. Management uses effective royalty rate to compare between pre and post-payout crown royalties by calculating a royalty rate on a consistent basis. Royalties consist of crown royalties on bitumen production paid to the Province of Alberta, based on government prescribed royalty rates. The royalty rates are calculated using the Canadian dollar equivalent one-month trailing WTI benchmark price. These rates are applied to gross revenue (pre-payout) or the greater of gross or net revenue (post-payout). “Payout” is reached when net revenue is greater than costs for the cumulative project. Pre-payout, the gross revenue royalty—bitumen realization net of transportation and storage costs—starts at 1%, rising with the Canadian dollar WTI price to a maximum of 9%. Post-payout, the royalty is applied to the higher of the gross revenue royalty or the net revenue royalty (net of operating and capital costs).

The actual royalty rate applied will differ from the effective royalty rate. The effective royalty rate is calculated as royalty expense divided by oil sales after diluent and oil transportation expenses.

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil sales	208,895	161,730	822,972	675,970
Diluent expense	(83,030)	(76,768)	(327,146)	(304,740)
Oil transportation expense	(10,708)	(10,858)	(42,103)	(44,739)
Oil sales after diluent and transportation expense	115,157	74,104	453,723	326,491
Royalties	7,091	6,024	32,023	23,706
Effective royalty rate	6.16%	8.13%	7.06%	7.26%

Capital Management Measures

Adjusted Working Capital Surplus (Deficit)

Working capital surplus (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital surplus (deficit). These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS Accounting Standards. Adjusted working capital surplus (deficit) is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. Adjusted working capital surplus (deficit) is presented because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital surplus (deficit) will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital surplus (deficit) will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 20

Net Debt

The table below reconciles long-term debt to net debt.

	December 31,	December 31,
($ thousands)	2024	2023
Long-term debt	(80,441)	(332,029)
Current assets	144,238	163,814
Current liabilities	(335,859)	(130,283)
Current portion of risk management contracts	248	417
Current portion of warrant liability	18,304	18,630
Net debt	(253,510)	(279,451)

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS Accounting Standards. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Supplementary Financial Measures

Gross Profit

Gross profit is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses. When gross profit is expressed on a per barrel basis it is a supplementary financial ratio. See the “Financial Results – Gross Profit” section in this MD&A for a reconciliation of gross profit.

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment. See the “Capital Resources and Liquidity – Capital Expenditures” section in this MD&A for a reconciliation of capital expenditures.

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of its bitumen reserves. The term “Depreciation expense” is the portion of depletion and deprecation expense for assets not directly associated with the development and extraction of the Company’s bitumen reserves.

Management uses these metrics to analyze those costs directly associated with capital cost of different property, plant and equipment types. A quantitative reconciliation of depletion expense and depreciation expense to the most directly comparable GAAP financial measure, Depletion and depreciation expense, is contained under the heading “Financial Results – Depletion and Depreciation Expenses” of this MD&A.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 21

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. The following table is a summary of management’s estimate of the contractual maturities of obligations as at December 31, 2024:

($ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Accounts payable and accrued liabilities	61,804	-	-	-	61,804
Risk management contracts	248	-	-	-	248
Lease liabilities(1)	7,669	1,465	436	825	10,395
Long-term debt(2)	260,252	-	83,600	-	343,852
Financial liabilities	329,973	1,465	84,036	825	416,299
Transportation commitments	34,345	64,970	65,679	248,808	413,802
Other commitments	299	598	598	1,197	2,692
Total future payments	364,617	67,033	150,313	250,830	832,793

(1)	Amounts represent the expected undiscounted cash payments.
(2)	Represents the undiscounted principal repayments of the 2028 Notes and reflects the Change of Control Repurchase Offer. See the “Change of Control Transaction” and “Capital Resources and Liquidity – Long Term Debt” sections of this MD&A.

Management believes its current capital resources, combined with its ability to manage cash flow and working capital levels, will enable the Company to meet its current and future obligations, make scheduled interest and principal payments, and fund other business needs. In the short term, the Company anticipates meeting its cash requirements through a combination of cash on hand, operating cash flows, and potentially accessing available credit facilities. However, the Company acknowledges the potential impact of any adverse changes in economic conditions or unforeseen expenses on its ability to generate adequate cash in the short term.

Greenfire does not maintain off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and which are not disclosed in the financial statements.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on a regular basis. The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates. The Company’s use of estimates and judgements in preparing the annual financial statements are discussed in Note 2 of the annual financial statements.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures (“DC&P”)

The Company’s President and Chief Financial Officer (“CFO”) have established and maintained DC&P and evaluated the effectiveness of the design and operation of these controls to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s President and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Based on that evaluation the President and the CFO have concluded and certified the Company’s DC&P are effective as of December 31, 2024.

Internal Control over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, the Company’s President and CFO, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements and interim financial statements for external purposes in accordance with IFRS Accounting Standards.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 22

The Company’s President and CFO have assessed the effectiveness of the Company’s ICFR as defined in Rule 13a-15(f) and 15(d)-15(f) of the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. This assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The President and CFO have concluded and certified that the Company’s ICFR was effective as of December 31, 2024.

There have been no change in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements or forward-looking information within the meaning of the applicable United States federal securities laws and applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; that Greenfire is pursuing capital-efficient and lower-risk growth through the optimization of existing production, facilities and reserves to maximize free cash flow generation; Greenfire’s plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions; that the Company’s mitigation strategies will limit the impact of lower steam generation to near-term production; the expected benefits of developing a solution to restore steam generation capability to prior levels; potential sulphur reduction initiatives at the Expansion Asset and the effectiveness thereof; the belief that future taxable income will be available against which temporary differences can be utilized; the expected benefit and production from the three new Refill wells; the expected benefits of active evaluation of marketing dynamics and the evolving tariff landscape to ensure the Company’s strategies remain aligned with changing market conditions; Greenfire’s Updated 2025 Outlook, including expectations on annual average production, anticipated production capacity and the amount of capital expenditures at the Hangingstone Facilities; the Company’s ability to implement and maintain a twelve month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the PDP reserves forecast in the Company’s most recent reserves report; the Board of Directors’ intention to settle all awards under the Incentive Plan with Common Shares issued from treasury; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and internally generated cash flow, as supplemented by new and existing financing sources and investment activities, and its ability to manage working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business; expectations related to the Company’s risk management program; and statements relating to the business and future activities of the Company after the date of this MD&A.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; expectations that current trends and impacts may continue; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; assumptions underlying Greenfire’s available corporate tax pools and applicable royalty rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 23

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation: a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to: lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; supply chain disruption and risks of increases costs relating to inflation; the uncertainty of reserve estimates and estimates and projects relating to production, costs and expenses; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on Greenfire’s properties; operational and financial risks associated with wildfires in Alberta; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability including the impacts of the Russia-Ukraine war and the Israel-Hamas-Hezbollah-Iran conflict, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness, including the risk that Greenfire’s repayment of such indebtedness will not materialize as contemplated herein; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; risks associated with acquisitions; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 AIF, which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.greenfireres.com.

INITIAL PRODUCTION RATES

References in this MD&A to initial production rates, other short-term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Accordingly, the Company cautions that short-term initial results should be considered to be preliminary.

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 24

ABREVIATIONS

The following provides a summary of common abbreviations used in this document:

AECO	Alberta natural gas price reference location
bbl	barrel
bbls/d	barrels per day
$ or C$	Canadian dollars
DSUs	Deferred Share Units
ECF	Excess Cash Flow – as defined in the 2028 Indenture
EDC	Export Development Canada
G&A	General and administrative
IFRS	IFRS® Accounting Standards as issued by the International Accounting Standards Board
MD&A	Management’s Discussion and Analysis
NCG	Non-condensable gas
PSUs	Performance Share Units
PWs	Performance Warrants
RSUs	Restricted Share Units
SAGD	Steam-Assisted Gravity Drainage
SOR	Steam-oil ratio
U.S.	United States
US$	United States dollars
WCS	Western Canadian Select
WTI	West Texas Intermediate

ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov and on Greenfire’s SEDAR+ profile at www.sedarplus.ca

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 25

CORPORATE INFORMATION

Directors	Solicitors

Adam Waterous(1)(4)	Blake, Cassels & Graydon LLP
W. Derek Aylesworth(2)	855 – 2nd Street S.W.
Tom Ebbern(3)	Suite 3500, Bankers Hall East Tower
Andrew Kim	Calgary Alberta, Canada
David Roosth
Henry Hager	Scale LLP
Brian Heald	750 N Saint Paul St Ste 250
David Knight-Legg	Suite 86147
Dallas, Texas 75201
(1) Executive Chair of the Board of Directors
(2) Chair of the Audit Committee	Bankers
(3) Chair of the Reserves Committee and Lead Director
(4) Chair of the Compensation and Governance Committee	Bank of Montreal
595-8 Avenue SW
Officers	Calgary, Alberta, Canada
T2P 1G1
Colin Germaniuk, P.Eng
President
Auditor
Tony Kraljic, CA
Chief Financial Officer	Deloitte LLP
850 2nd Street SW
Calgary, Alberta, Canada
Jonathan Kanderka, P.Eng	T2P 0R8
Chief Operating Officer

Charles R. Kraus	Reserve Engineers
Corporate Secretary
McDaniel & Associates Consultants Ltd.
Head Office	2200, 255 – 5th Avenue SW
Calgary, Alberta, Canada
Suite 1900, 205 – 5th Avenue SW,	T2P 3G
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR
TSX: GFR

Greenfire Resources Ltd.	2024 Q4 Management’s Discussion and Analysis | 26